Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2006

	Three Months Ended
	December 31
	2006	2005
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$133,207	$113,956
Add:
Portion of rents representative of the interest factor	1,430	1,480
Interest on debt & amortization of debt expense	39,532	36,189

Income as adjusted	$174,169	$151,625

Fixed charges:
Interest on debt & amortization of debt expense (1)	$39,532	$36,189
Capitalized interest (2)	645	902
Rents	4,291	4,439
Portion of rents representative of the interest factor (3)	1,430	1,480

Fixed charges (1)+(2)+(3)	$41,607	$38,571

Ratio of earnings to fixed charges	4.19	3.93